UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-40022

SPARTAN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

9 West 57th Street, 43rd Floor

New York, NY

(212) 515-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-fourth of one Warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of

$11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*.

*

Effective March 16, 2022, a subsidiary of Allego N.V. merged with and into Spartan Acquisition Corp. III, with Spartan Acquisition Corp. III surviving such merger and becoming a wholly owned subsidiary of Allego N.V.

Pursuant to the requirements of the Securities Exchange Act of 1934, Spartan Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 28, 2022	By:	/s/ Julien Touati
			Name:	Julien Touati
			Title:	Director